UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SALAMON GROUP INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

793893 10 8
(CUSIP Number)

Michael Matvieshen
1401 F Street, B 200
Modesto, California
95354
(702) 241-0145
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Michael Matvieshen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
20,000,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
20,000,000

	10	SHARED DISPOSITIVE POWER
20,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.6%

14	TYPE OF REPORTING PERSON
IN

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the "Common Stock"), of Salamon Group Inc., a Nevada Corporation (the "Company"). The address of the principal executive offices of Salamon Group Inc. is: 1401 F Street, B 200, Modesto, California 95354

ITEM 2. IDENTITY AND BACKGROUND.

(a)   Name of Person filing this Statement:

Michael Matvieshen (the "Reporting Person")

(b)   Residence or Business Address:

The business address of the Reporting Person is: 1401 F Street, B 200, Modesto, California 95354

(c)   Present Principal Occupation and Employment:

The Reporting Person has been the Director, President and Chief Executive Officer of the Company since August 14, 2011.

(d)   Criminal Convictions:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)   Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Citizenship:

The Reporting Person is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 13, 2011, the Issuer completed the acquisition of Sunlogics Power Fund Management Inc. ("Sunlogics Power Fund"), a corporation formed pursuant to the laws of the Province of Ontario, whereby it acquired all of the issued and outstanding shares of capital stock of Sunlogics Power Fund (the "Sunlogics Power Fund Shares") all of which were held by Michael Matvieshen (the “Seller”) (the "Acquisition"). As part of the consideration for the Acquisition, the Issuer issued 20,000,000 shares of its common stock to the Seller.

ITEM 4. PURPOSE OF TRANSACTION.

On May 13, 2011, the Issuer completed the acquisition of Sunlogics Power Fund Management Inc. ("Sunlogics Power Fund"), a corporation formed pursuant to the laws of the Province of Ontario. On a forward moving basis, the Issuer intends to succeed to the business of Sunlogics Power Fund and focus on acquiring solar powered electricity generating facilities.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Aggregate Beneficial Ownership:

As of May 13, 2011 , the Reporting Person beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock
Common Stock	20,000,000	42.6%

(b)   Power to Vote and Dispose of the Company Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose of or to direct the disposition of the Shares held by him.

(c)   Transactions Effected During the Past 60 Days:

None

(d)   Right of Others to Receive Dividends or Proceeds of Sale:

None

(e)   Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to the terms of the Stock Purchase Agreement, the company issued 20,000,000 shares of its Common Stock to the Reporting Person. The Reporting Person has voting and investment power over the Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The following agreements relate to the acquisition by the Reporting Person of securities of the Company:

Amended Stock Purchase Agreement dated May 12, 2011, by and among Salamon Group Inc., Michael Matvieshen and Sunlogics Power Fund Management Inc.(1)

(1)	Filed as an Exhibit to the Company’s Current Report on Form 8-K A filed with the Securities and Exchange Commission on May 13, 2011

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 9 , 2011
Date

/s/ Michael Matvieshen
Signature

Michael Matvieshen, CEO
Name/Title